SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Poniard Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
640520300
(CUSIP Number)
Nicholas J. Simon
MPM Asset Management
The John Hancock Tower
200 Clarendon, 54th Floor
Boston, Massachusetts 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	640520300	13D	Page	2	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		456,750(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		456,750(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,750(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes warrants to purchase 100,090 shares of common stock exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	3	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III-QP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		6,792,693(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,792,693(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,792,693(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes warrants to purchase 1,488,508 shares of common stock exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	4	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GmbH & Co. Beteiligungs KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		574,011(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		574,011(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

574,011(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes warrants to purchase 125,785 shares of common stock exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	5	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III Parallel Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		205,189(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		205,189(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,189(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes warrants to purchase 44,964 shares of common stock exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	6	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III GP, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,028,643(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,028,643(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,028,643(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	7	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,028,643(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,028,643(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,028,643(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG and 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	8	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors 2005 BVIII LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		120,319(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		120,319(2)

WITH:	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,319(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes warrants to purchase 26,366 shares of common stock exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	9	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	10	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	11	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Nicholas Galakatos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	12	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Dennis Henner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P. , MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	13	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Nicholas Simon III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		30,833(2)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(3)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,833(2)

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,179,795(2)(3)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Represents options to purchase shares of common stock exercisable within 60 days of the date of this filing
(3) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P. , MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(4) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	14	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Michael Steinmetz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

CUSIP No.	640520300	13D	Page	15	of	26	Pages

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Kurt Wheeler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,148,962(2)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

8,148,962(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,148,962(2)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%(3)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2) Includes the following shares of common stock of the Issuer: 356,660 shares held by MPM BioVentures III, L.P., 5,304,185 shares held by MPM BioVentures III-QP, L.P., 448,226 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 160,225 shares held by MPM BioVentures III Parallel Fund, L.P. and 93,953 shares held by MPM Asset Management Investors 2005 BVII LLC. Also includes warrants to purchase shares of common stock exercisable within 60 days of the date of this filing as follows: 100,090 shares held by MPM BioVentures III, L.P., 1,488,508 shares held by MPM BioVentures III-QP, L.P., 125,785 share held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 44,964 shares held by MPM BioVentures III Parallel Fund, L.P. and 26,366 shares held by MPM Asset Management Investors 2005 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of each of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and the managers of MPM Asset Management Investors 2005 BVIII LLC.
(3) This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

     The following constitutes Amendment No. 3 to the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on February 13, 2006, as subsequently amended by Amendment No. 2 filed on May 9, 2007 (as so amended, the “Schedule 13D/A”). The Schedule 13D/A is being filed in connection with the sale of shares pursuant to a Rule 10b5-1 sales plan entered into as of September 21, 2009 by the MPM Funds (as defined below).
     All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.
Item 1. Security and Issuer.
     (a) This statement on Schedule 13D relates to the common stock, par value $0.02 per share, of Poniard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).
     (b) The principal executive offices of the Issuer are located at 7000 Shoreline Court, Suite 270, So. San Francisco, CA 94080.
Item 2. Identity and Background.
     (a) The persons filing this statement are MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2005 BVIII LLC (collectively, the “MPM Funds”), MPM BioVentures III GP, L.P. , MPM BioVentures III LLC (collectively with the MPM Funds and MPM BioVentures III GP, L.P., the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”).
     (b) The address of the principal place of business of each of the Reporting Persons is The John Hancock Tower, 200 Clarendon Street, 54 th Floor, Boston, Massachusetts 02116.
     (c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.
     (d) During the last five years, none of the Reporting Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the MPM Entities is a Delaware limited partnership or limited liability company, with the exception of MPM BioVentures III GmbH & Co. Beteiligungs KG, which is a German limited partnership. Each of the Listed Persons is a citizen of the United States.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
     No change
Item 4. Purpose of Transaction.
     “Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following to the end thereof:
     On September 21, 2009, the MPM Funds entered into a plan to sell a portion of their holdings of the Issuer’s Common Stock (the “Plan”). Under the terms of the Plan, adopted in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934, the Reporting Persons sold an aggregate of 494,962 shares of the Issuer’s Common Stock between November 5, 2009 and November 9, 2009.

Item 5. Interest in Securities of the Issuer.
     “Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:
     (a) — (b) The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons is provided as of November 13, 2009:

		Warrant/
		Option
		Shares	Sole	Shared	Sole	Shared		Percentage
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(3)
MPM BioVentures III, L.P.	356,660	100,090	456,750	0	456,750	0	456,750	1.3%
MPM BioVentures III-QP, L.P.	5,304,185	1,488,508	6,792,693	0	6,792,693	0	6,792,693	18.6%
MPM BioVentures III GmbH & Co.
Beteiligungs KG	448,226	125,785	574,011	0	574,011	0	574,011	1.6%
MPM BioVentures III Parallel Fund, L.P.	160,225	44,964	205,189	0	205,189	0	205,189	0.6%
MPM BioVentures III GP, L.P.(1)	0	0	0	8,028,643	0	8,028,643	0	0.3%
MPM BioVentures III LLC(1)	0	0	0	8,028,643	0	8,028,643	0	21.9%
MPM Asset Management Investors 2005 BVIII LLC	93,953	26,366	120,319	0	120,319	0	120,319	21.9%
Luke Evnin(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%
Ansbert Gadicke(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%
Nicholas Galakatos(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%
Dennis Henner(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%
Nicholas Simon III(1)(2)	0	30,833	30,833	8,148,962	30,833	8,148,962	8,179,795	22.2%
Michael Steinmetz(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%
Kurt Wheeler(1)	0	0	0	8,148,962	0	8,148,962	8,148,962	22.2%

(1)	MPM BioVentures III GP, L.P. and MPM BioVentures III LLC own no securities of the Issuer directly. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the Series A members of MPM BioVentures III LLC and managers of MPM Asset Management Investors 2005 BVIII LLC.

(2)	Includes 30,833 shares of common stock of the Issuer underlying options to purchase shares of common stock that have vested or will vest within 60 days of the date of this filing.

(3)	This percentage is calculated based upon 36,747,210 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of: (i) 34,961,497 shares of the Issuer’s common stock outstanding on October 30, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2009 and (ii) 1,785,713 shares of the Issuer’s common stock issuable upon the exercise of warrants held by the MPM Entities.

(c)	The Reporting Persons sold the following shares of Common Stock in the open market pursuant to the terms of the Plan:

	Date of	Number of Shares	Price Per
MPM Entity	Transaction	Sold	Share
MPM BioVentures III, L.P.	November 5, 2009	4,387	$8.0025	(1)
MPM BioVentures III-QP, L.P.	November 5, 2009	65,236	$8.0025	(1)
MPM BioVentures III GmbH & Co. Beteiligungs KG	November 5, 2009	5,513	$8.0025	(1)
MPM BioVentures III Parallel Fund, L.P.	November 5, 2009	1,971	$8.0025	(1)
MPM Asset Management Investors 2005 BVIII LLC	November 5, 2009	1,155	$8.0025	(1)
MPM BioVentures III, L.P.	November 6, 2009	14,833	$8.0581	(2)
MPM BioVentures III-QP, L.P.	November 6, 2009	220,601	$8.0581	(2)
MPM BioVentures III GmbH & Co. Beteiligungs KG	November 6, 2009	18,642	$8.0581	(2)
MPM BioVentures III Parallel Fund, L.P.	November 6, 2009	6,664	$8.0581	(2)
MPM Asset Management Investors 2005 BVIII LLC	November 6, 2009	3,908	$8.0581	(2)
MPM BioVentures III, L.P.	November 9, 2009	8,522	$8.50	(3)
MPM BioVentures III-QP, L.P.	November 9, 2009	126,745	$8.50	(3)
MPM BioVentures III GmbH & Co. Beteiligungs KG	November 9, 2009	10,711	$8.50	(3)
MPM BioVentures III Parallel Fund, L.P.	November 9, 2009	3,829	$8.50	(3)
MPM Asset Management Investors 2005 BVIII LLC	November 9, 2009	2,245	$8.50	(3)

(1)	Represents the weighted average sales price for the price increments ranging from $8.00 to $8.0175.

(2)	Represents the weighted average sales price for the price increments ranging from $8.00 to $8.17.

(3)	Represents the weighted average sales price for the price increments ranging from $8.50 to $8.51.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby amended by adding the following to the end thereof:
     On September 21, 2009, the Reporting Persons entered into a Rule 10b5-1 sales plan with a broker to sell a portion of their holdings of the Issuer’s Common Stock, with such shares to be sold in separate tranches at different specified market prices ranging from $8.00 to $9.50. The Plan was adopted in accordance with the Issuer’s insider trading policy and is intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 7. Material to Be Filed as Exhibits.
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
B. Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
C. Joint Filing Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 17, 2009

MPM BIOVENTURES III, L.P.			MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,		By:	MPM BioVentures III GP, L.P.,
	its General Partner			its General Partner

By:	MPM BioVentures III LLC,		By:	MPM BioVentures III LLC,
	its General Partner			its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin

	Name:	Luke Evnin		Name:	Luke Evnin
	Title:	Series A Member		Title:	Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.			MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,		By:	MPM BioVentures III GP, L.P.,
	its General Partner			in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,		By:	MPM BioVentures III LLC,
	its General Partner			its General Partner

By:	/s/ Luke Evnin		By:	/s/ Luke Evnin

	Name:	Luke Evnin		Name:	Luke Evnin
	Title:	Series A Member		Title:	Series A Member

MPM ASSET MANAGEMENT INVESTORS 2005 BVIII LLC			MPM BIOVENTURES III GP, L.P.
By:	/s/ Luke Evnin		By:	MPM BioVentures III LLC, its General Partner
	Name:	Luke Evnin
	Title:	Manager	By:	/s/ Luke Evnin

				Name:	Luke Evnin
				Title:	Series A Member

MPM BIOVENTURES III LLC

By:	/s/ Luke Evnin			/s/ Luke Evnin

	Name:	Luke Evnin		Luke Evnin
	Title:	Series A Member

	/s/ Ansbert Gadicke			/s/ Nicholas Galakatos

	Ansbert Gadicke			Nicholas Galakatos

/s/ Michael Steinmetz	/s/ Kurt Wheeler

Michael Steinmetz	Kurt Wheeler

/s/ Nicholas Simon III	/s/ Dennis Henner

Nicholas Simon III	Dennis Henner

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2005 BVIII LLC
Citizenship: USA

Exhibit Index
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
B. Form of Note and Warrant Purchase Agreement between the Issuer and certain Purchasers, dated February 1, 2006 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 3, 2006 (SEC File No. 0-16614)).
C. Joint Filing Statement.